SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO

        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                        Securities Exchange Act of 1934


                           Utah Medical Products, Inc.
                           ---------------------------
                                (Name of Issuer)

                      Utah Medical Products, Inc. (Issuer)
                      ------------------------------------
                            (Name of Filing Persons)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    917488108
                                    ---------
                      (Cusip Number of Class of Securities)

                                Kevin L. Cornwell
                                Chairman and CEO
                           Utah Medical Products, Inc.
                               7043 South 300 West
                               Midvale, Utah 84047
                                 (801-566-1200)
                                 --------------
            (Name, address and telephone numbers of person authorized
       to receive notices and communications on behalf of filing persons)

                           CALCULATION OF FILING FEE*
               Transaction Valuation        Amount of Filing Fee*

* Pursuant to General Instruction D to Schedule TO, no filing fee is required.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)
    (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     [  N/A ]     Filing Party:     [ N/A ]
Form or Registration No.:   [  N/A ]     Date Filed:       [ N/A ]

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
[x]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3
[ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Tender Offer Statement on Schedule TO relates to the offer by Utah Medical Products, Inc. a Utah corporation, to purchase up to 750,000 shares, or such lesser number of shares as are validly tendered and not withdrawn, of its Common Stock, par value $.01 per share, including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of October 28, 1994, between Utah Medical Products, Inc. and Registrar and Transfer Company as Rights Agent, at a price of $17.05 per Share, net to the seller in cash. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

Item 12.          Exhibit.
-------           --------

(a) (5)           Press Release, dated October 1, 2002


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  UTAH MEDICAL PRODUCTS, INC.


                                  By:  /s/ KEVIN L. CORNWELL
                                       ---------------------
                                  Name:  Kevin L. Cornwell
                                  Title: Chairman and Chief Executive Officer

Dated: October 2, 2002


                                  EXHIBIT INDEX

Exhibit #   Description
---------   ------------
(a) (5)     Press Release, dated October 1, 2002.

                                  PRESS RELEASE
                UTMD Announces Self-Tender for 15% of Its Shares


Contact:  Paul Richins                                           October 1, 2002
(801) 566-1200

Salt Lake City, Utah - Utah Medical Products, Inc. (Nasdaq:UTMD) announced today that it intends to repurchase at a price of $17.05 per share up to 750,000 of its shares, if tendered and not withdrawn by shareholders on or before November 5 representing approximately 15% of its currently outstanding shares. The offering price is approximately 21% higher than the average price of UTMD shares trading in the open market during the last twelve months. The offering price is also higher than the highest trading price during the last twelve months, and since the stock has been publicly-traded, adjusted for splits.

The tender offer will commence October 8, or as soon as possible thereafter, and will expire twenty business days thereafter, unless extended by the Company. If the offer is over-subscribed, shares will be purchased first from shareholders owning fewer than 100 shares and tendering all of such shares and then from all other shares tendered on a prorata basis. The Company reserves the right to purchase more than 750,000 shares. The tender offer will not be conditioned on any minimum number of shares being tendered.

The Board of Directors of the Company has approved the tender offer but neither the Company nor the Board of Directors is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares. Shareholders must make their own decision whether or not to tender their shares and, if so, how many shares to tender.

UTMD has obtained committed financing for the self-tender in the form of a revolving line of credit from its bank. According to Chairman & CEO Kevin Cornwell, "UTMD has recently received a judgment representing a large damages award, although an appeal might change the result. After income taxes, the award will cover the cost of the tender offer. UTMD's management believes it in the best interest of shareholders to use the awarded funds to repurchase its shares in lieu of paying a cash dividend. Even if the damages award is not received, UTMD has a very healthy business with cash flows capable of servicing the additional debt it will incur to finance the tender offer. The investment by antidilution will substantially enhance the value of shares held by shareholders confident in UTMD's future who wish to continue holding UTMD's shares, and give investors liquidity who would like to sell their UTMD shares at a premium over the current market price." Selling shareholders will have the added benefit of avoiding brokerage commissions and odd lot fees.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company's common stock. The solicitation of offers to buy the Company's common stock will only be made pursuant to the offer to purchase and related materials that the Company will be sending out to its shareholders shortly. Shareholders should carefully read the offer to purchase and related materials that the Company will be sending out shortly because they contain important information, including various terms and conditions to the offer. Shareholders can obtain the offer to purchase and related materials free at the SEC's website at http://www.sec.gov, which site can be accessed from UTMD's website at http://www.utahmed.com, or from UTMD's information agent, Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016 Attn: Reorganization Department, Telephone: (800) 368-5948, Facsimile Number: (908) 497-2311. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer.

Safe Harbor Statement: Except for historical information contained herein, the matters set forth in this press release are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and are subject to the safe harbor provisions of that Act. The forward-looking statements set forth involve a number of risks and uncertainties that could cause actual results to differ materially from any such statement. These risks and uncertainties, and assumptions regarding the Company's future operations and performance, could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements will prove to be accurate.

Utah Medical Products, Inc., with particular interest in healthcare for women and their babies, develops, manufactures, assembles and markets a broad range of disposable and reusable specialty medical devices designed for better health outcomes for patients and their care-providers.